RBC TO ANNOUNCE FOURTH QUARTER AND 2009 RESULTS ON DECEMBER 4

RBC provides revised Q3 2009 Supplementary Financial Information

TORONTO, November 9, 2009 - Royal Bank of Canada (RY on TSX and NYSE) will release its fourth quarter and fiscal 2009 financial results on December 4, 2009. Results are expected to be released at approximately 6:00 a.m. (EST) and the conference call is scheduled for 8:00 a.m. (EST).

The conference call will feature a presentation by RBC executives followed by a question and answer period with analysts. Information related to these results will be available at: www.rbc.com/investorrelations and interested parties can access the call on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-695-7806 or 1-888-789-9572, passcode 4720565#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management's comments on results will be posted on RBC's website shortly following the call. A recording will be available by 5:00 p.m. (EST) on December 4, 2009 until March 3, 2010 at www.rbc.com/investorrelations/ir_quarterly.html or by telephone (416-695-5800 or 1-800-408-3053, passcode 7856454#).

In addition, revised Q3 2009 Supplementary Financial Information for the Insurance segment is now available at www.rbc.com/investorrelations/ir_quarterly.html. The historical comparative segment financial information was revised to reflect the realignment of our businesses within Insurance into three main businesses, Canadian Insurance, U.S. Insurance, and International and Other Insurance, effective Q4, 2009. Total revenue by business will now reflect the realignment. The revised historical segment financial information does not impact previously reported Insurance segment revenue or consolidated financial information of Royal Bank of Canada.

For further information, please contact:

Investor contacts:
James Colburn, Investor Relations, (416) 955-7808, james.colburn@rbc.com

Media contact:
Stephanie Lu, Media and Public Relations, (416) 974-5506, toll-free 1-888-880-2173, stephanie.lu@rbc.com